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S[illegible] 04003445 [illegible]S [illegible] COMMISSION [illegible]0549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.J. Whitman LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Carney **(212) 888-2290**

(Area Code – Telephone No.)

SEC RECEIVED FEB [illegible] 2004 WASH. D.C.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *of individual, state last, first, middle name*)

125 High Street	**Boston**	**MA**	**02110**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MJ WHITMAN

OATH OR AFFIRMATION

I, David M. Barse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M.J. Whitman LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LINDA M. CARMICHAEL-FIELDS
Notary Public, State of New York
No. 41-4867754
Qualified in Queens County
Commission Expires Aug. 11, ~~1996~~ 2006

Signature

Chief Executive Officer
Title

Linda M. Carmichael-Fields
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.J. Whitman LLC

(a wholly-owned subsidiary of Third Avenue Holdings Delaware LLC)
Consolidated Financial Statements and Supplemental Schedules Pursuant to SEC Rule 17a-5
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Member of M.J. Whitman LLC

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of M.J. Whitman LLC (the "Company") and its subsidiary at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2004

M.J. Whitman LLC
Consolidated Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 6,332,094
Receivable from clearing broker	1,916,154
Securities owned, at market value	
Certificates of deposit	17,460
Equities	10,307
Options	192
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $132,566)	347,741
Receivable from affiliates	13,020
Taxes prepaid to Parent	193,000
Other assets	106,901
Total assets	$ 8,936,869
Liabilities and Member's Capital	
Securities sold, but not yet purchased	$ 16,132
Payable to affiliates	73,267
Taxes payable to Parent	330,642
Accrued expenses	4,352,296
Total liabilities	4,772,337
Commitments and contingencies	-
Member's capital	4,164,532
Total liabilities and member's capital	$ 8,936,869

The accompanying notes are an integral part of the financial statements.

M.J. Whitman LLC
Consolidated Statement of Operations
Year Ended December 31, 2003

Revenues	
Commissions and gross credits	$ 13,885,764
Trailer income	993,805
Interest and other	633,838
Total revenues	15,513,407
Expenses	
Compensation and employee benefits	5,118,558
Commissions	3,075,841
Trader commission expense	1,017,087
Floor brokerage and clearing fees	938,313
Rent	410,077
Taxes	334,866
Information services	283,837
Depreciation and amortization	105,718
Professional fees	85,404
Telephones	59,189
Travel and entertainment	52,937
Insurance expense	42,424
Other	307,420
Total expenses	11,831,671
Net income	$ 3,681,736

The accompanying notes are an integral part of the financial statements.

M.J. Whitman LLC
Consolidated Statement of Changes in Member's Capital
Year Ended December 31, 2003

Balance, December 31, 2002	$ 2,049,623
Distributions	(1,566,827)
Net income	3,681,736
Balance, December 31, 2003	$ 4,164,532

The accompanying notes are an integral part of the financial statements.

M.J. Whitman LLC
Consolidated Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 3,681,736
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	105,718
(Increase) decrease in operating assets	
Receivable from clearing broker	(133,639)
Securities owned	(8,696)
Taxes prepaid to Parent	(116,800)
Receivable from affiliates	6,455
Other assets	(23,118)
Increase (decrease) in operating liabilities	
Securities sold, but not yet purchased	15,572
Taxes payable to Parent	184,128
Accrued expenses	1,871,844
Payable to affiliates	(30,472)
Net cash provided by operating activities	5,552,728
Cash flows from investing activities	
Purchases of fixed assets	(345,065)
Net cash used in investing activities	(345,065)
Cash flows from financing activities	
Distributions paid	(1,566,827)
Net cash used in financing activities	(1,566,827)
Net increase in cash and cash equivalents	3,640,836
Cash and cash equivalents, beginning of period	2,691,258
Cash and cash equivalents, end of period	$ 6,332,094

The accompanying notes are an integral part of the financial statements.

1. Organization and Description of Business

M.J. Whitman LLC (the "Company") is a wholly-owned subsidiary of Third Avenue Holdings Delaware LLC (the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"), was organized as a Limited Liability Company under the laws of the State of Delaware on May 15, 2002 to assume the business of M.J. Whitman, Inc., a New York Corporation. Affiliated Managers Group, Inc. holds an indirect majority equity interest in the Company. The Parent also owns Third Avenue Management LLC, an investment adviser to the Third Avenue family of mutual funds, separately managed accounts, and other investment products.

The Company provides brokerage services to institutional and retail clients. The Company has a clearing agreement with Bear, Stearns Securities Corp. ("Bear, Stearns"). All of the Company's customer accounts are introduced on a fully-disclosed basis to, and carried by, Bear, Stearns. The Company maintains a "Special Account for the Exclusive Benefit of Customers" and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision (k)(2)(i) of such rule.

2. Significant Accounting Policies

Basis of Presentation
The financial statements include the accounts of the Company and its wholly-owned subsidiary, Private Debt LLC, although the Company does not guarantee any liabilities or obligations of the subsidiary. All significant intercompany accounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are classified as trading securities and are stated at quoted market values with realized and unrealized gains and losses reflected in the consolidated statement of operations using the specific identification method.

In addition to commissions earned from customers' securities transactions, the Company also generates fees from the placement of certificates of deposit. Such fees are recognized on the trade date and are included as Commissions and gross credits on the accompanying consolidated statement of operations.

The Company receives fees for distributing shares of mutual funds, including shares of mutual funds which are affiliates of the Company. These fees, which are based on a percentage of the net assets of the mutual funds, are included as Trailer income on the accompanying consolidated statement of operations. Included in this amount is $168,000 from affiliated mutual funds.

Furniture, Equipment and Leasehold Improvements
Property and equipment are stated at cost and are being depreciated over their estimated useful lives, ranging from five to seven years, using the straight-line or accelerated methods. The difference between the accelerated method and the straight-line method is not material. Leasehold improvements, which are at cost, are amortized over the shorter of their estimated useful lives or the term of the leases.

Income Taxes
The Company is a limited liability company which is treated as a partnership for Federal tax purposes. As such, the Company is not subject to Federal or New York State income taxes. The members are responsible for reporting their proportionate share of the Company's income on their separate tax returns. The Company is subject to New York City unincorporated business taxes, with its results being included in the New York City unincorporated business tax return filed by its Parent. The Company and its Parent may file tax returns in other jurisdictions, some of which impose tax on limited liability companies.

New Accounting Standards
In 2002, the Company adopted the disclosure requirements for guarantees in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). On January 1, 2003, the Company adopted the recognition requirements for guarantees in accordance with FIN 45, requiring the Company to recognize a liability at the inception of guarantees issued or modified after December 31, 2002. As the Company has no guarantees presently, the adoption of FIN 45 did not have an affect on the consolidated financial statements.

3. Regulatory Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, pursuant to SEC Rule 15c3-3. At December 31, 2003, the Company had net capital of $3,477,245, which exceeded regulatory requirements by $3,227,245.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

The Company operates under an exemptive provision of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company maintains a "Special Account for the Exclusive Benefit of Customers" pursuant to paragraph (K)(2)(i) of that rule, and the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (K)(2)(ii) of that rule, as all customer transactions are cleared through Bear, Stearns Securities Corp., another registered broker-dealer, on a fully disclosed basis.

4. Furniture Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2003 are summarized as follows:

Furniture and equipment	$ 276,805
Leasehold improvements	203,502
Less: accumulated depreciation and amortization	(132,566)
Total	$ 347,741

5. Commitments and Contingencies

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

In the ordinary course of its business activities, the Company is subject to claims, legal proceedings and other contingencies. Any such potential matters are subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Federal and state regulators have ongoing investigations of the mutual fund industry as a whole, focused on a number of issues, including late trading and market timing, and have sent requests for information to a number of mutual fund companies, broker-dealers and mutual fund distributors, including the Company. The Company believes there will be no material adverse effect as a result of these matters on the financial condition of the Company.

The Parent is obligated under non-cancelable lease agreements through August 2011, although the Company will share the expense with its affiliates. Minimum rental commitments under these leases are as follows:

Year Ending December 31	Minimum Rental Commitments
2004	$ 988,780
2005	1,000,480
2006	1,101,100
2007	1,218,620
2008 and thereafter	4,681,300

6. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. The Company records securities transactions on a trade date basis, and therefore, is exposed to credit risk in the event that counter parties are unable to fulfill contractual agreements.

Pursuant to its current clearing agreement with Bear, Stearns, the Company is liable for amounts uncollected from customers introduced by the Company. As Bear, Stearns' right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware of any probable losses under such arrangements. The Company may also be exposed to a risk of loss not reflected on the accompanying consolidated statement of financial condition for securities sold, but not yet purchased, should the value of such securities increase.

7. Related Party Transactions

The Company shares personnel, office space and facilities with related companies and, accordingly, certain expenses have been allocated among the entities. The amount of shared expenses allocated to the Company during the year ended December 31, 2003 was approximately $2,254,073. Subsequent to monthly reconciliations and closings, balances due to and due from affiliates are reimbursed. If such balances are not reimbursed, interest is charged to the appropriate entity at the stated month end broker call rate. Additionally, the Company receives commissions from affiliated mutual funds. During the year ended December 31, 2003, the commissions earned from such funds were $5,882,253, which are included in Commissions and gross credits on the accompanying consolidated statement of operations.

M.J. Whitman LLC
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Total members' capital		$ 4,164,532
Less non-allowable assets (see below)		(660,662)
Net capital before haircuts on security positions		3,503,870
Haircuts on securities positions		
Equities, including money market funds	25,171	
Certificates of deposit	786	
Debt	572	
Options	96	(26,625)
Net capital		3,477,245
Less: minimum net capital requirement (the greater of 2% of aggregate debit items or $250,000)		250,000
Excess net capital		$ 3,227,245
Net capital in excess of 120% of minimum net capital requirement		$ 3,177,245

Non-Allowable Assets

Description	Amount
Fixed assets, net of accumulated depreciation and amortization	$ 347,741
Taxes prepaid to Parent	193,000
Receivable from affiliates	13,020
Other assets	106,901
	$ 660,662

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2003.

M.J. Whitman LLC
Schedule II – Computation for Determining Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

Exemptive Provisions Under Rule15C3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A.	(k)(1) -	$2,500 capital category as per Rule 15c3-1	N/A
B.	(k)(2)(i) -	"Special Account for the Exclusive Benefit of customers" maintained	X
C.	(k)(2)(ii) -	"All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm – Bear Stearns Securities Corp. 4335	X
D.	(k)(3) -	Exempted by order of the Commission	N/A

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2003.

PRICEWATERHOUSECOOPERS

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

To the Member of M.J. Whitman LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of M.J. Whitman LLC (the "Company") and its subsidiary for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions

PRICEWATERHOUSECOOPERS

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2004